Exhibit 8.2

February 5, 2015

Board of Directors

The Citizens National Bank of Meyersdale

135 Center Street

Meyersdale, PA 15552

Re:	Merger of The Citizens National Bank of Meyersdale with and into Riverview Bank, a Subsidiary of Riverview Financial Corporation

Dear Members of the Board:

You have asked for our opinion regarding certain federal income tax consequences of the merger of The Citizens National Bank of Meyersdale (the “Bank”) with and into Riverview Bank (the “Surviving Bank”) pursuant to which the shareholders of the Bank will receive voting common stock of the Surviving Bank’s parent, Riverview Financial Corporation (the “Holding Company”), cash or a combination of cash and voting common shares of the Holding Company.

In rendering our opinion, we have examined and relied upon the accuracy and completeness of the facts, information, covenants, and representations contained in originals or copies, certified or otherwise identified to our satisfaction, of the Agreement, dated October 30, 2014, among the Holding Company, the Surviving Bank and the Bank (the “Agreement”), the Plan of Merger, dated September 30, 2014, by and between the Bank and the Surviving Bank (the “Plan of Merger”), the Riverview Financial Corporation Form S-4, Registration Statement, filed with the Securities and Exchange Commission on December 16, 2014 or thereafter and becomes effective, and such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below. In addition, we have relied upon the facts contained in certain statements and representations previously made by executives of the Holding Company and the Bank, including facts contained in certain statements and representations made in letters received by us from Riverview Financial Corporation and Riverview Bank dated as of the date of this opinion (the “Representation Letters”). The transactions under the Agreement and the Plan of Merger are hereinafter collectively referred to as the “merger transaction”. The delivery of this opinion is a condition of the merger pursuant to Section 6.8 of the Agreement.

CORRESPONDENCE:

P.O. BOX 88

HARRISBURG, PA 17108

PHONE: 717.763.1121

FAX: 717.763.7419

CAMP HILL, PA 717.763.1121

CONSHOHOCKEN, PA 484.351.8384

STATE COLLEGE, PA 814.234.3211

TOWSON, MD 410.825.5223

YORK, PA 717.848.5134

www.shumakerwilliams.com

Board of Directors

The Citizens National Bank of Meyersdale

February 5, 2015

In rendering our opinion, we have assumed: (a) that all parties have the legal right, power, capacity and authority to enter into and perform all obligations under the Agreement and the Plan of Merger; (b) the due and proper execution and delivery of all relevant or necessary instruments and documents; (c) the receipt of all federal and state regulatory approvals necessary to consummate the merger transaction; (d) the satisfaction or proper waiver of any other conditions under the Agreement and the Plan of Merger so that the merger transaction may be consummated; and (e) the Merger will be consummated in the manner described in the Agreement (“Assumptions”). All statements in this letter regarding the federal income tax consequences of this merger transaction are based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated by the United States Department of Treasury (the “Regulations”), current positions of the Internal Revenue Service (the “IRS”) as contained in published Revenue Rulings and Procedures, current published administrative positions of the IRS, and existing court decisions, all as in effect as of this date and each of which is subject to change at any time.

As you are aware, no ruling has been or will be requested from the IRS concerning the United States federal income tax consequences of the merger transaction. In reviewing this opinion, you should be aware that the opinions set forth below represent our conclusion regarding the application of existing United States federal income tax law to the instant transaction. If the facts vary from those relied upon (or if any representation, covenant, warranty or assumption upon which we have relied is inaccurate, incomplete, breached or ineffective), one or more of the opinions contained herein could be inapplicable, in whole or in part. You should be aware that an opinion of counsel represents only counsel’s best legal judgment, and has no binding effect or official status of any kind, and that we can give no assurance that contrary positions may not be taken by the IRS or that a court considering the issues would not hold otherwise.

Our opinion is based upon and assumes the following Factual Background relating to the merger transaction:

I. Factual Background

A.

The Bank is a national banking association organized under the laws of the United States of America. The Bank is a full-service commercial bank which commenced operations in 1869. Its principal place of business is located at 135 Center Street, Meyersdale, Pennsylvania. The Bank is authorized to issue 208,000 shares of common stock, par value One Dollar ($ 1.00) per share, of which 208,000 shares were issued and outstanding (the “Bank Common Stock”). The Bank Common Stock is the only class of security, authorized or outstanding, of the Bank. The Bank Common Stock is not publicly traded in any established market and, therefore, no price quotes are readily available. Recent sales of the Bank Common Stock have occurred solely between individuals in limited over the counter transactions and in

Board of Directors

The Citizens National Bank of Meyersdale

February 5, 2015

direct, privately negotiated transactions.

B.	The Surviving Bank is also a Pennsylvania State chartered bank organized under the laws of the Commonwealth of Pennsylvania. All capital stock of Surviving Bank is owned by the Holding Company.

C.	The Holding Company is a business corporation organized under the laws of the Commonwealth of Pennsylvania. The Holding Company is solely organized to engage in the business and activities associated with bank holding companies. The Holding Company is authorized to issue 5,000,000 shares of common stock, no par value and three million (3,000,000) shares of preferred stock, no par value. As of the date hereof, there are 2,708,840 shares of Riverview Common Stock outstanding and each of such shares is validly issued, fully paid, non-assessable, and there are no shares of Riverview preferred stock outstanding (the “Holding Company Common Stock”).

D.	In accordance with the National Bank Merger Act and the Pennsylvania Banking Code of 1965 the Bank is merging with and into the Surviving Bank. Upon the effective date of the merger: (a) the separate corporate existence of the Bank is terminating; (b) the Surviving Bank is acquiring all of the assets and assuming all of the liabilities of the Bank; (c) the Surviving Bank is changing its name to that of the Bank; and (c) the Surviving Bank will continue to carry on the banking business previously carried on by the Bank at the same principal offices. The approval of shareholders owning at least two-thirds of the outstanding stock of the Bank has been obtained.

E.	Each shareholder of the Bank, pursuant to the election procedures in Section 2.2 of the Agreement, is receiving 2.9586 shares or $38.46 in exchange for each share of the Bank Common Stock held by the shareholder on the effective date of the merger transaction and cash for any fractional shares.

F.	Shareholders of the Bank who dissent to the merger transaction, if any, are receiving cash for their shares of stock in the Bank, pursuant to the National Bank Merger Act. After cash payment has been made to the dissenting shareholders, the shares of the Holding Company to which they would have been entitled will be sold at public auction or in such other manner as is approved by the Comptroller of the Currency. If these shares are sold at a price greater than the amount paid by the Bank to the dissenting shareholders, the excess will be paid to the dissenting shareholders.

Board of Directors

The Citizens National Bank of Meyersdale

February 5, 2015

G.	After the consummation of the merger transaction, the Surviving Bank and the Holding Company will file a consolidated return for federal income tax purposes.

II. Based on the foregoing and subject to and specifically relying upon the aforesaid Factual Background and Assumptions and other matters herein referred to, and to the extent that this Factual Background and these Assumptions are accurate on this date of the merger, it is our opinion that:

1.	The Merger will constitute a reorganization within the meaning of Sections 368(a)(1)(A) of the Code.

2.	No gain or loss will be recognized to the holders of Citizens common stock solely upon receipt of Riverview Common Stock pursuant except for cash received in lieu of fractional shares.

3.	The basis of the Riverview Common Stock received by the shareholders of Citizens will be the same as the basis of that party’s common stock exchanged therefor.

4.	The holding period of the shares of Riverview Common Stock received by the shareholders of Citizens will include the holding period of that party’s common stock, provided such shares of common stock were held as a capital asset as of the Effective Time of the Merger.

The opinions set forth in this letter are given and based upon the factual background as set forth in the representation letters received from Riverview, Riverview Bank and CNB Bank, and the existence of the facts as represented in the Representation Letters, all as of the date of this letter. Should any facts or assumptions be otherwise than as hereinabove set forth or as set forth in the Representation Letters, or change after the date of this letter, no opinion is made or expressed with respect thereto or as to the legal, tax or other consequences thereof. We make no and disclaim any opinion as to any facts occurring after the date of this letter or as to the legal, tax or other consequences thereof. We assume no obligation to investigate, research or determine any facts or laws, rules or regulations occurring, existing or in effect after the date hereof, or to update or supplement any of the opinions herein expressed to reflect any facts or circumstances or changes in law that hereafter may occur or come to our attention.

The opinions set forth in this opinion letter are not binding on the Internal Revenue Service.

Board of Directors

The Citizens National Bank of Meyersdale

February 5, 2015

In accordance with the requirements of Item 601 (b)(23) of Regulations S-K under the Act, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm in the proxy statement/prospectus forming part of the Registration Statement. In giving this consent, however, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission issued thereunder.

Sincerely,

SHUMAKER WILLIAMS, P.C.

PAA/vae:300000-30-3